Exhibit 4.10

TRANSCANADA CORPORATION
TREASURY OFFERING OF COMMON SHARES	November 1, 2016

An amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the amended and restated preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ISSUER:	TransCanada Corporation (the “Company”)

AMOUNT:	$3,202,875,000

ISSUE:	54,750,000 common shares (“Common Shares”) of the Company.

ISSUE PRICE:	$58.50 per Common Share.

OVER-ALLOTMENT OPTION:

The Underwriters will have an option to purchase up to an additional 10% of the Issue at the Issue Price to cover over-allotments, if any, exercisable in whole or in part at any time until 30 days after Closing.

USE OF PROCEEDS:

The net proceeds from the offering will be used to repay a portion of the US$6.9 billion senior unsecured asset sale bridge term loan credit facilities which were used to finance a portion of the previously announced Columbia Pipeline Group, Inc. acquisition.

DIVIDENDS:

The declaration and payment of dividends on Common Shares by the Company are at the discretion of the board of directors of the Company. Historically, dividends on Common Shares have been payable on or about the last day of January, April, July and October. The first dividend purchasers of the offering will be eligible to receive is payable on or about January 31, 2017 to holders of record on December 30, 2016.

LISTING:	The existing common shares of the Company trade on the Toronto Stock Exchange and New York Stock Exchange under the symbols “TRP”.

FORM OF OFFERING:

Public offering in all provinces and territories of Canada by way of a short form prospectus and in the United States pursuant to a registration statement filed under the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Company.

FORM OF UNDERWRITING:	Bought deal, subject to syndication and to a mutually acceptable underwriting agreement containing “disaster out”, “regulatory out” and “material adverse change out” clauses running to Closing.

ELIGIBILITY FOR INVESTMENT:	The Common Shares will be eligible under applicable Canadian law for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

JOINT BOOKRUNNERS:	TD Securities Inc., BMO Capital Markets and RBC Capital Markets.

UNDERWRITING FEE:	3.25%

CLOSING:	November 16, 2016

The Company has filed a registration statement (including a preliminary short form prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary short form prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The Company has also filed the preliminary short form prospectus relating to the offering with each of the provincial and territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary short form prospectus if you request it in the U.S. from TD Securities (USA) LLC (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019,or from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com or in Canada from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5 or from BMO Capital Markets Brampton Distribution Centre C/O The DATA Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca or from RBC Capital Markets, Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com).